# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hesai Group, CIK 0001861737
CUSIP: 428050108
Title of class of securities: Class B ordinary shares, par value of $0.0001 per share
Address of issuer's principal executive offices: 9th Floor, Building L2-B 1588, Zhuguang Road, Qingpu District, Shanghai, China (F4), 201702
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-029097
Filed by CIK 0001765660

## Reporting persons
- Xiaomi Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 5,032,680; shared voting power 0; sole dispositive power 5,032,680; shared dispositive power 0; aggregate amount beneficially owned 5,032,680 (3.22% of the class)
  Comment: Row 5: Represents (i) 2,149,230 Class B ordinary shares held by Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership), a PRC limited partnership. The general partner of Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership) is Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd., a PRC limited liability company controlled by Xiaomi Corporation; and (ii) 2,883,450 Class B ordinary shares held by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.
  Row 11: The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer's issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of September 16, 2025.
- Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); sole voting power 2,149,230; shared voting power 0; sole dispositive power 2,149,230; shared dispositive power 0; aggregate amount beneficially owned 2,149,230 (1.38% of the class)
  Comment: Row 5: Represents 2,149,230 Class B ordinary shares held by Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership), a PRC limited partnership. The general partner of Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership) is Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd., a PRC limited liability company controlled by Xiaomi Corporation.
  Row 11: The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer's issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of September 16, 2025.
- Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd.: type of reporting person: other (OO); citizenship or place of organization: China (F4); sole voting power 2,149,230; shared voting power 0; sole dispositive power 2,149,230; shared dispositive power 0; aggregate amount beneficially owned 2,149,230 (1.38% of the class)
  Comment: Row 5: Represents 2,149,230 Class B ordinary shares held by Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership), a PRC limited partnership. The general partner of Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership) is Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd., a PRC limited liability company controlled by Xiaomi Corporation.
  Row 11: The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer's issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of September 16, 2025.
- Fast Pace Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 2,883,450; shared voting power 0; sole dispositive power 2,883,450; shared dispositive power 0; aggregate amount beneficially owned 2,883,450 (1.85% of the class)
  Comment: Row 5: Represents 2,883,450 Class B ordinary shares held by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.
  Row 11: The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer's issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of September 16, 2025.

## Item 1. Issuer
Name of issuer: Hesai Group
Address of issuer's principal executive offices: 9th Floor, Building L2-B 1588, Zhuguang Road, Qingpu District, Shanghai 201702, People's Republic of China

## Item 2. Person Filing
Name of person filing:
(i) Xiaomi Corporation;

(ii) Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership)

(iii) Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd.

(iv) Fast Pace Limited

(collectively, the "Reporting Persons")

Explanatory Note
This Amendment No. 1 (this "Amendment") amends, in its entirety, the statement on Schedule 13G originally filed on February 9, 2024 by the Reporting Persons. This Amendment is being filed to disclose that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the outstanding shares of the Issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for each Reporting Person.
Address of principal business office or, if none, residence:
(i) Xiaomi Corporation
c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House
Grand Cayman, KY1-1104, Cayman Islands

(ii) Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership)
Floor 5, Building 7, No. 3601 Dongfang Road, Pudong New Area
Shanghai, People's Republic of China

(iii) Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd.
No.8, 1st floor, 66 Jiufeng 1st Road, Donghu New Technology Development Zone
Wuhan, People's Republic of China

(iv) Fast Pace Limited
c/o Start Chambers, Wickham's Cay II, P. O. Box 2221, Road
Town Tortola, British Virgin Island
Citizenship:
(i) Xiaomi Corporation - Cayman Islands

(ii) Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership) - People's Republic of China

(iii) Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd. - People's Republic of China

(iv) Fast Pace Limited - British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reporting Person Amount Percent Percent of Sole power to Shared power Sole power to Shared power beneficially of aggregate vote or direct to vote or to dispose or to to dispose or owned class(1) voting power(2) the vote direct the vote direct the disposition of to direct the disposition of

Xiaomi Corporation 5,032,680 (3) 3.2% 1.3% 5,032,680 (3) 0 5,032,680 (3) 0
Shanghai Ziyue
Enterprise Management
Consulting Partnership
(Limited Partnership) 2,149,230 (4) 1.4% 0.5% 2,149,230 (4) 0 2,149,230 (4) 0
Hubei Xiaomi Changjiang
Industrial Investment Fund
Management Co., Ltd. 2,149,230 (4) 1.4% 0.5% 2,149,230 (4) 0 2,149,230 (4) 0
Fast Pace Limited 2,883,450 (5) 1.9% 0.7% 2,883,450 (5) 0 2,883,450 (5) 0

(1) The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer's issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of September 16, 2025.
(2) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the Issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of September 16, 2025. Each Class B ordinary share is entitled to one vote per share and each Class A ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.
(3) Represents (i) 2,149,230 Class B ordinary shares held by Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership), a PRC limited partnership. The general partner of Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership) is Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd., a PRC limited liability company controlled by Xiaomi Corporation; and (ii) 2,883,450 Class B ordinary shares held by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.
(4) Represents 2,149,230 Class B ordinary shares held by Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership), a PRC limited partnership. The general partner of Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership) is Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd., a PRC limited liability company controlled by Xiaomi Corporation.
(5) Represents 2,883,450 Class B ordinary shares held by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.
Percent of class:
Xiaomi Corporation: 3.22%, representing 1.26% of the total outstanding voting power;
Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership):1.38%, representing 0.54% of the total outstanding voting power;
Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd.:1.38%, representing 0.54% of the total outstanding voting power;
Fast Pace Limited:1.85%, representing 0.72% of the total outstanding voting power
Sole power to vote or to direct the vote:
Xiaomi Corporation: 5,032,680 Class B ordinary shares
Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership):2,149,230 Class B ordinary shares
Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd.:2,149,230 Class B ordinary shares
Fast Pace Limited:2,883,450 Class B ordinary shares
Shared power to vote or to direct the vote:
Xiaomi Corporation: 0
Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership): 0
Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd.: 0
Fast Pace Limited: 0
Sole power to dispose or to direct the disposition:
Xiaomi Corporation: 5,032,680 Class B ordinary shares
Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership):2,149,230 Class B ordinary shares
Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd.:2,149,230 Class B ordinary shares
Fast Pace Limited:2,883,450 Class B ordinary shares
Shared power to dispose or to direct the disposition:
Xiaomi Corporation: 0
Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership): 0
Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd.: 0
Fast Pace Limited: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit No. Description

99.1 Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed on February 9, 2024, by the reporting persons with the Securities and Exchange Commission)

## Signatures
- Xiaomi Corporation: By: /s/ Jun Lei, Jun Lei, Director (10/02/2025)
- Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership): /s/ Alain Lam, By: Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd., its General Partner, Alain Lam, Authorized Signatory (10/02/2025)
- Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd.: By: /s/ Alain Lam, Alain Lam, Legal Representative (10/02/2025)
- Fast Pace Limited: By: /s/ Alain Lam, Alain Lam, Director (10/02/2025)